

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Via E-mail
Mr. Brian C. Stephenson
Chief Financial Officer
BridgeBio Pharma, Inc.
421 Kipling Street
Palo Alto, CA 94301

Re: BridgeBio Pharma, Inc.
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.1 License Agreement
Filed November 8, 2019
File No. 001-38959

Form 8-K
Exhibit No. 10.1 Loan and Security Agreement
Filed November 19, 2019
File No. 001-38959

Dear Mr. Stephenson:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance